SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CELL THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

4% Convertible Senior Subordinated Notes due 2010

5.75% Convertible Senior Notes due 2011

6.75% Convertible Senior Notes due 2010

7.5% Convertible Senior Notes due 2011

9% Convertible Senior Notes due 2012

150934AF4 150934ALI & 150934AM9 150934AH0 & 150934AG2 150934AK3 & 150934AJ6 150934AN7
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

James A. Bianco, M.D.

Chief Executive Officer

Cell Therapeutics, Inc.

501 Elliott Avenue West, Suite 400

Seattle, Washington 98119

(206) 282-7100

(Name Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

C. Brophy Christensen, Esq. O’Melveny & Myers LLP Two Embarcadero Center, 28th Floor San Francisco, CA 94111 (415) 984-8700

Transaction Valuation	Amount of Filing Fee
n/a	n/a

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:	Filing Party:

Form of Registration No.:	Date File:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Cell Therapeutics, Inc.

Making cancer more treatable

501 Elliott Ave. W. #400 Seattle, WA 98119	T 206.282.7100 F 206.272.4010

Cell Therapeutics, Inc. Intends to Offer to Exchange

up to $89.2 million

of its Outstanding Convertible Notes

in a “Modified Dutch Auction” Tender Offer

May 11, 2009—Cell Therapeutics, Inc. (“CTI” or the “Company”) (NASDAQ and MTA: CTIC) today announced that its Board of Directors has authorized a “Modified Dutch Auction” tender offer (the “Exchange Offer”) and that it intends to exchange shares of its common stock, no par value (“Common Stock”), and cash for up to approximately an aggregate of $89.2 million principal amount for the following outstanding shares of the Company’s convertible notes (the “Notes”):

•	4% Convertible Senior Subordinated Notes due 2010

•	5.75% Convertible Senior Notes due 2011

•	6.75% Convertible Senior Notes due 2010

•	7.5% Convertible Senior Notes due 2011

•	9% Convertible Senior Notes due 2012

The Company currently expects to utilize up to $17.8 million in cash currently on hand and/or cash to be received in connection with a private placement of Common Stock and warrants to a single institutional investor for the cash portion of the exchange consideration. The Company anticipates that the consideration for the Exchange Offer will be in the range of $250 to $300 per $1,000 par value of the Notes.

The Company is conducting the Exchange Offer in order to reduce the principal amount of its outstanding indebtedness. The Company believes that reducing its outstanding indebtedness is necessary in order for its business to operate in light of its current asset base and revenue prospects. Currently, there is an aggregate of approximately $118.9 million of Notes outstanding. The Exchange Offer is expected to commence in the near future.

This announcement is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any Notes. The Company expects to announce further information on the details of the proposed Exchange Offer in the near future. The Exchange Offer, if commenced, will be made solely by and subject to the terms and conditions set forth in a Schedule TO (including the Offer to Exchange and related Letter of Transmittal) that will be filed by the Company with the SEC. The Schedule TO and related materials will contain important information, including complete instructions on how to tender Notes, and should be read carefully and in their entirety before any decision is made with respect to the Exchange Offer. The Offer to Exchange and Letter of Transmittal will be delivered to all holders of Notes. Once the Schedule TO and offer documents are filed with the SEC, they will be available free of charge on the SEC’s website at www.sec.gov.

This press release contains forward-looking statements that involve a number of risks and uncertainties, the outcome of which could materially and/or adversely affect future results. The risks and uncertainties include whether the closing conditions, including whether the closing of the private placement of Common Stock and warrants to an institutional investor will occur if the Company elects to sell such securities to it; that the Company may be unable to commence the contemplated Exchange Offer or complete the contemplated Exchange Offer as it continues to have a substantial amount of debt outstanding and the quarterly interest expense associated with the debt is significant; the Company’s operating expenses continue to exceed its net revenues and the Company will continue to need to raise capital to fund its operating expenses; as well as other risks listed or described from time to time in the Company’s most recent filings with the SEC on Forms 10-K, 8-K and 10-Q. Except as required by law, the Company does not intend to update any of the statements in this press release upon further developments.

Media Contact:

Dan Eramian

T: 206.272.4343

C: 206.854.1200

E: media@ctiseattle.com

Investors Contact:

Ed Bell

T: 206.272.4345

Lindsey Jesch Logan

T : 206.272.4347

F : 206.272.4434

E: invest@ctiseattle.com

www.CellTherapeutics.com/investors